NEWS RELEASE

BOARD OF DIRECTORS OF BROOKFIELD OFFICE PROPERTIES

RECOMMENDS THAT SHAREHOLDERS TENDER TO OFFER FROM

BROOKFIELD PROPERTY PARTNERS

NEW YORK, February 11, 2014 – Brookfield Office Properties Inc. (“BPO” or the "Company") (NYSE, TSX: BPO) announced today that the Board of Directors of the Company (with interested directors abstaining) has determined to unanimously recommend that shareholders of BPO accept the offer by Brookfield Property Partners L.P. (“BPY”) (NYSE: BPY; TSX: BPY.UN) for any or all of the common shares of BPO ("Common Shares") that it does not currently own (the “Offer”).

Under the Offer, each BPO shareholder will be able to elect to receive consideration per Common Share of either 1.0 limited partnership unit of Brookfield Property Partners (the "BPY Units") or $20.34 in cash, subject in each case to pro-ration (the "Offered Consideration"). The full details of the Offer and the method of acceptance of the Offer are included in the take-over bid circular and related materials (the "BPY Circular") filed by BPY today at www.sedar.com and expected to be mailed by BPY to BPO shareholders tomorrow (February 12, 2014). Following mailing tomorrow, the Offer will be open for acceptance until 11:59 p.m. (local time) on March 19, 2014, unless the Offer is extended or withdrawn by BPY.

The recommendation of the Board of Directors is based on, among other things, the unanimous recommendation of the Independent Committee of the Board. In connection with its recommendation in favor of the Offer, the Independent Committee received a fairness opinion (the "Fairness Opinion") from Morgan Stanley Canada Limited ("Morgan Stanley") to the effect that, as of February 9, 2014 and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by Morgan Stanley, as set forth in its opinion, the Offered Consideration, taken in the aggregate, was fair from a financial point of view to the shareholders of BPO (other than BPY and its affiliates).

The Board of Directors will provide detailed reasons in support of its recommendation in favor of the Offer in its directors' circular (the "Directors' Circular"), which is expected to be mailed with the BPY Circular tomorrow. In addition to receipt of the Fairness Opinion by the Independent Committee, these reasons include:

•	Attractive Offer. The consideration offered for the Common Shares represents an attractive premium over the closing price of the Common Shares on September 27, 2013, the last trading day prior to the announcement of BPY's intention to make the Offer. Based on the closing prices of C$20.00 and $19.34 per BPY Unit on the TSX and the NYSE, respectively, on September 27, 2013, depending on whether a shareholder of BPO receives (i) only BPY Units, (ii) only cash, or (iii) a combination of BPY Units and cash, assuming full pro-ration, the Offer has the values set out below, representing the premiums to the historic trading prices of the Common Shares set out below:

		Premium
Per Share Consideration	Per Share Value	BPO Closing price on September 27, 2013		BPO 30-Day VWAP ending September 27, 2013
		TSX(1)	NYSE(2)	TSX(3)	NYSE(4)
1.0 BPY Unit	$ 19.34	15%	15%	16%	17%
$20.34 cash	$ 20.34	21%	21%	22%	23%
0.67 BPY Units and $6.71 cash	$ 19.67	17%	17%	18%	19%

(1) The closing price of the Common Shares on the TSX on September 27, 2013 was C$17.29.

(2) The closing price of the Common Shares on the NYSE on September 27, 2013 was $16.77.

(3) The 30-day volume weighted average prices of the Common Shares on the TSX ending September 27, 2013 was C$17.16.

(4) The 30-day volume weighted average prices of the Common Shares on the NYSE ending September 27, 2013 was $16.51.

•	Valuations. As previously announced, Morgan Stanley provided formal valuations to the Independent Committee for inclusion in the BPY Circular, which indicated that, based upon and subject to the analyses, assumptions, qualifications and limitations discussed therein, in addition to other factors that it considered relevant, Morgan Stanley was of the opinion that, as at December 19, 2013, the fair market value of the Common Shares was in the range of $18.50 to $21.00 per Common Share and that, as at December 19, 2013, the fair market value of the BPY Units was in the range of $19.00 to $22.00 per BPY Unit. Thus, the midpoint of the value of the BPY Units as determined by Morgan Stanley in the formal valuations ($20.50) and the value of the cash consideration in the Offer ($20.34) are each higher than the midpoint of the value of the Common Shares as determined by Morgan Stanley in the formal valuations ($19.75).

•	Increased IFRS Book Value. As of September 30, 2013, BPO's IFRS book value was $21.03 per Common Share and BPY's IFRS book value was $26.09 per BPY Unit. Based on the exchange ratio in the Offer of 1.0 BPY Unit per Common Share and a pro forma book value of $24.19 per BPY Unit, shareholders will realize a 15% increase in the IFRS book value per security on the BPY Units they receive in the Offer.

•	Form of Consideration Under the Offer Provides Both Immediate Value and Liquidity Along With Participation in BPY and BPO. The Offer provides shareholders of BPO with the option to elect to receive one BPY Unit or $20.34 in cash, subject, in each case, to pro-ration. Shareholders who receive cash for their Common Shares will immediately realize a fair value for their investment and the payment in cash provides certainty of value for their Common Shares. Shareholders who receive BPY Units will have the opportunity to participate in Brookfield's flagship public commercial property vehicle going forward, continuing to participate in any increase in value of BPO's assets and the increase in value of the current assets of BPY.

•	Shareholders May be Able to Tender their Common Shares on a Tax Deferred Basis. Shareholders who are U.S. taxpayers should benefit from U.S. tax deferred treatment with respect to BPY Units received pursuant to the Offer. Canadian Shareholders who elect to receive Exchange LP Units pursuant to the Offer should be able to obtain a full or partial deferral of capital gains for Canadian federal income tax purposes. The Exchange LP Units will receive distributions per unit equivalent to the distributions per unit received on BPY Units.

•	Certain Minority Shareholders will be Accepting the Offer. BPY has entered into lock-up agreements dated September 29, 2013 with certain non-U.S. institutional shareholders of BPO exercising control or direction over 27,219,021 Common Shares, representing approximately 10.6% of all Common Shares not already owned by BPY and its subsidiaries, pursuant to which such locked up shareholders have agreed, subject to certain conditions and exceptions, to (i) tender to the Offer any Common Shares they beneficially own at, and all Common Shares that may become beneficially owned by them after, the time the Offer is commenced and (ii) elect at least 67% of the offered consideration in BPY Units.

•	No Financing Condition; Financing Arrangements. The Offer is not subject to any financing condition, and the Board of Directors believes that BPY has made reasonable financing arrangements, taken together with its existing financial capacity, to complete the acquisition of Common Shares under the Offer.

•	Strength of Combined BPO/BPY Platform for Continuing Securityholders. The combination of BPO and BPY is expected to create one of the largest, most globally diversified commercial property companies with assets in the world's most dynamic markets. In addition to a premier office portfolio in the United States, Canada, Australia and the United Kingdom, shareholders who receive BPY Units in the Offer will gain exposure to: (i) BPY's 32% fully-diluted interest in General Growth Properties, Inc., which is the second largest retail mall company in the United States; (ii) over 64 million square feet of industrial and logistics assets in the United States and Europe; (iii) approximately 20,000 residential apartments; and (iv) the full breadth of Brookfield's real estate business development capabilities, which have originated more than $17 billion of investments in the real estate sector since 1989.

•	Second Step Transaction. Should BPY take up and pay for a number of Common Shares that constitute at least a majority of Common Shares that can be included for purposes of "minority approval" under Canadian securities laws, BPY has committed to undertake to acquire the Common Shares not tendered to the Offer by way of a compulsory acquisition or a second-stage statutory plan of arrangement, subject to customary terms and conditions, at a consideration per Common Share not less than the consideration per Common Share paid pursuant to the Offer.

•	Appraisal Rights. Shareholders who do not tender their Common Shares to the Offer or otherwise waive their dissent rights will be entitled, in connection with a Compulsory Acquisition or Subsequent Acquisition Transaction, if any, to demand the appraisal of their Common Shares by following the procedures required by the CBCA (though no such appraisal rights will be available in connection with the Offer itself).

The complete list of factors considered by the Independent Committee and the Board in reaching a determination as to the fairness of the Offer can be found in the Directors' Circular, including certain reasons not discussed above as to why the Offer is believed to be procedurally fair to shareholders of BPO and certain risks and potential negative factors relating to the Offer and the substantive and procedural fairness thereof. The Company urges shareholders not to take any action until they have read the BPY Circular and the Directors' Circular, when mailed, in their entirety and to defer making any determination with respect to the Offer until reading the BPY Circular and the Directors' Circular. Further, the Board of Directors cautions that its recommendation is not, and is not intended to be, investment advice to any particular shareholder, and each shareholder should consider the Offer carefully and come to its own conclusions as to acceptance or rejection of the Offer.

A copy of the Directors' Circular will be available online at www.sedar.com and www.sec.gov/edgar. Certain capitalized terms used herein but not otherwise defined herein have the respective meanings ascribed to such terms in the Directors' Circular. All dollar amounts herein are in United States dollars.

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About Brookfield Office Properties

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada, Australia and the United Kingdom. Its portfolio is comprised of interests in 114 properties totaling 85 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Denver, Seattle, Toronto, Calgary, Ottawa, London, Sydney, Melbourne and Perth, making it a global leader in the ownership and management of office assets. Landmark properties include Brookfield Places in New York City, Toronto and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, and Darling Park in Sydney. The Company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Forward Looking Statements

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements.” Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our intentions and expectations in respect of the Offer, anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our intentions and expectations in respect of the Offer, actual results, performance or achievements to differ materially from our intentions and expectations and anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: any change to the terms and conditions of the Offer from those reviewed by the Board of Directors; any failure by BPY to formally commence the Offer on the timetable discussed herein; failure to satisfy the conditions of the Offer, including as a result of the failure to obtain the necessary stock exchange approvals; any change to the Offer made by BPY; the fact that our business may suffer as a result of uncertainty surrounding the Offer; risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Brookfield Office Properties Contact

Matt Cherry, Director, Investor Relations and Communications

(212) 417-7488; matthew.cherry@brookfield.com